FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40– F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of Studio City International Holdings Limited (“Studio City” or the “Company”) on Form F-3 (Registration Number 333-248804) and the related prospectus, as such registration statement and prospectus may be amended from time to time.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Form 6–K

Signature	3

Exhibit 99.1

Exhibit 99.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Stephanie Cheung
Name:	Stephanie Cheung
Title:	Authorized Signatory

Date: January 4, 2021

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release
Exhibit 99.2	Studio City Recent Updates